SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEBRUARY TRAFFIC GROWS 29% TO 5.8M CUSTOMERS, LOAD FACTOR RISES 11% POINTS TO 89%

Ryanair, Europe's favourite airline, today (4 Mar) released customer and load factor statistics for February as follows:
• Traffic grew by 29% to 5.8m customers.
• Load factor increased 11% points to 89%.
• Rolling annual traffic to February grew 9% to 89.1m customers.

	Feb 14	Feb 15	Change
Customers	4.5M	5.8M	+29%
Load Factor	78%	89%	+11%

Ryanair Chief Marketing Officer, Kenny Jacobs said:

            "Ryanair traffic grew by 29% to 5.8m customers in February, while our load factor rose by 11% points to 89%, thanks to our lower fares, our stronger forward booking strategy and the continuing success of our "Always             Getting Better" (AGB) customer programme, which continues to deliver better than expected load factors on our significantly expanded winter schedule. With our new routes, increased frequencies and Business Plus             service, Ryanair continues to deliver so much more than just the lowest fares in every market we operate in. Customers can look forward to further service enhancements throughout 2015, as we roll out the 2nd year of our            AGB programme, which includes a new website and app, new cabin interiors, new crew uniforms and inflight menus, reduced airport fees, and great new digital features such as 'hold the fare', destination content and fare            comparison services."

ENDS

For further information
please contact:          Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212           Tel: +353-1-6789333
                                    press@ryanair.com              ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary